Exhibit 11

                             [NORTHSTAR LETTERHEAD]




August 27, 1998



Northstar High Yield Fund
300 First Stamford Place
Stamford, Connecticut 06902

Ladies and Gentlemen:

I am furnishing the following opinion regarding the issuance of shares of beneficial interest by Northstar High Yield Fund ("High Yield") to Northstar Strategic Income Fund (the "Fund") in connection with the reorganization of the Fund, pursuant to which High Yield will acquire all of the assets, subject to liabilities, of the Fund in exchange for shares of High Yield (the "Reorganization"). The shares of High Yield being issued in connection with the Reorganization are being registered with the Securities and Exchange Commission (the "Commission") on Form N-14 Registration Statement (the "Registration Statement"). This opinion is being furnished in my capacity as legal counsel for Northstar Investment Management Corporation ("Northstar"), investment adviser to High Yield.

As legal counsel for Northstar, I am familiar with the proceedings taken by High Yield in connection with the authorization, issuance and sale of shares of beneficial interest. In addition, I have examined the Amended and Restated Declaration of Trust and By-Laws of the Trust, resolutions adopted by the Trustees of the Trust, and such other documents as I have deemed necessary or advisable.

Based upon the foregoing, I am of the opinion that the shares of beneficial interest of High Yield that are being registered in the Registration Statement and being issued to the Fund in the Reorganization, will be, when sold, legally issued, fully paid and non-assessable.

Sincerely,


/s/ Stephanie L. Beckner
-----------------------
Stephanie L. Beckner
Counsel